UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

BRF S.A.
 (Name of Issuer)

Common Shares, no par value per share,
including in the form of American Depositary Shares
(Title of Class of Securities)

10552T1071
 (CUSIP Number)

Celine Loh	Celina Chua
GIC Private Limited	GIC Private Limited
168, Robinson Road	168, Robinson Road
#37-01, Capital Tower	#37-01, Capital Tower
Singapore 068912	Singapore 068912
+65 6889 8888	+65 6889 8888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	CUSIP number is for the American Depositary Shares of BRF S.A., each representing one Common Share.

SCHEDULE 13D

CUSIP No.: 10552T107		Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
GIC PRIVATE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,498,898

	8	SHARED VOTING POWER
24,884,457

	9	SOLE DISPOSITIVE POWER
15,498,898

	10	SHARED DISPOSITIVE POWER
24,884,457

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,383,355

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.98% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
The percentages used herein are calculated based upon 811,139,545 Shares outstanding (excluding 1,333,701 treasury shares) as of September 30, 2017, based on information disclosed by the Issuer in its Form 6-K filed on SEC on November 13, 2017.

SCHEDULE 13D

CUSIP No.: 10552T107		Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
FIREFLIES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,971,869

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,971,869

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,971,869

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.46% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1
The percentages used herein are calculated based upon 811,139,545 Shares outstanding (excluding 1,333,701 treasury shares) as of September 30, 2017, based on information disclosed by the Issuer in its Form 6-K filed on SEC on November 13, 2017.

SCHEDULE 13D

Page 4 of 8 Pages

Item 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 29, 2014 (the “Original Schedule 13D”), as amended and supplemented by Amendment No.1 filed on March 04, 2014, Amendment No. 2 filed on March 26, 2014, Amendment No. 3 filed on March 3, 2016, Amendment No. 4 filed on July 15, 2016, Amendment No. 5 filed on April 12, 2017, Amendment No. 6 filed on May 4, 2017,  Amendment No. 7 filed on November 27, 2017 (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7 collectively, the “Schedule 13D”) with respect to the Common Shares, no par value per share, (the “Shares”), including in the form of American Depositary Shares (“ADS”), of BRF S.A. (the “Issuer”), a foreign private issuer, as defined in Rule 3b-4 of the Act, whose principal executive offices are located at 1400 R. Hungria, 5th Floor, Jd América; 01455000; São Paulo – SP, Brazil.

Capitalized terms not defined in this Amendment No. 8 shall have the meaning ascribed to them in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.
Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

GIC is a fund manager and manages the reserves of the Government of Singapore (“GoS”).  As part of GIC’s public portfolio investments, a total of R$ 591,617.92 was paid to acquire a total of 15,360 Shares, as identified in Exhibit J to this Amendment No. 8.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The response to Item 3 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c), and (e) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a, b)  The aggregate number of Shares, including those held in the form of ADS, and the percentage of total outstanding Shares beneficially owned by each Reporting Person as of December 5, 2017 is set forth below:

Reporting Person	Number of Shares Beneficially Owned[1]	Percentage of Outstanding Shares	Number of Outstanding Shares[2]
GIC	40,383,355	4.98%	811,139,545
Fireflies	19,971,869	2.46%	811,139,545

SCHEDULE 13D

Page 5 of 8 Pages

1.     Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any securities managed on behalf of GoS.  As such, GIC has the sole power to vote and power to dispose of the 15,498,898 Shares (including in the form of ADS) beneficially owned by it.  GIC shares the power to vote and dispose of     4,912,588 Shares (including in the form of ADS) beneficially owned by it with the Monetary Authority of Singapore (“MAS”).  GIC and Fireflies share the power to vote and dispose of 19,971,869 Shares directly owned by Fireflies.  GIC, GoS, MAS and Fireflies disclaim membership in a group.

2.     The percentages used herein are calculated based upon 811,139,545 Shares outstanding (excluding 1,333,701 treasury shares) as of September 30, 2017, based on information disclosed by the Issuer in its Form 6-K filed on SEC on November 13, 2017.

(c)    The trading dates, number of Shares or ADS acquired and disposed of, price per Share or ADS, and how the transactions were effected for any other transactions in the Shares or ADS by the Reporting Persons since November 22, 2017 is set forth in Exhibit J.

(e)     As of December 5, 2017, the Reporting Persons ceased to be the beneficial owner of more than five percent of Shares.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit I:  Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh
Name:	Celine Loh
Title:	Senior Vice President

By:	/s/ Celina Chua
Name:	Celina Chua
Title:	Senior Vice President

FIREFLIES LLC

By:	/s/ R. Eric Wilmes
Name:	R. Eric Wilmes
Title:	Manager

December 7, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 7 of 8 Pages

EXHIBIT J

SCHEDULE OF TRANSACTIONS
The following transactions were effected by GIC in the open market through a broker.
Trade Date	ADR or Shares	Buy / Sell	Quantity	Price per Share (in USD)
24/11/2017	BRF SA-ADR	SELL	-49,659	12.646896
24/11/2017	BRF SA-ADR	SELL	-122,594	12.645834
24/11/2017	BRF SA-ADR	SELL	-47,806	12.645834
27/11/2017	BRF SA-ADR	SELL	-374,111	12.300962
27/11/2017	BRF SA-ADR	SELL	-48,983	12.298848
27/11/2017	BRF SA-ADR	SELL	-145,889	12.300962
28/11/2017	BRF SA-ADR	SELL	-1,962	12.431791
28/11/2017	BRF SA-ADR	SELL	-48,553	12.431791
28/11/2017	BRF SA-ADR	SELL	-287,778	12.409437
28/11/2017	BRF SA-ADR	SELL	-112,222	12.409437
29/11/2017	BRF SA-ADR	SELL	-36,954	12.245742
29/11/2017	BRF SA-ADR	SELL	-197,777	12.254117
29/11/2017	BRF SA-ADR	SELL	-77,126	12.254117
30/11/2017	BRF SA-ADR	SELL	-1,387	11.790000
30/11/2017	BRF SA-ADR	SELL	-364,019	11.798770
30/11/2017	BRF SA-ADR	SELL	-137,729	11.831279
30/11/2017	BRF SA-ADR	SELL	-135,981	11.798770
01/12/2017	BRF SA-ADR	SELL	-291,216	11.856237
01/12/2017	BRF SA-ADR	SELL	-51,914	11.867130
01/12/2017	BRF SA-ADR	SELL	-108,784	11.856237
04/12/2017	BRF SA-ADR	SELL	-583,742	11.814975
04/12/2017	BRF SA-ADR	SELL	-218,058	11.814975
05/12/2017	BRF SA-ADR	SELL	-4,125	11.740573
05/12/2017	BRF SA-ADR	SELL	-81,426	11.627148
05/12/2017	BRF SA-ADR	SELL	-84,740	11.890026
05/12/2017	BRF SA-ADR	SELL	-30,742	11.627148
05/12/2017	BRF SA-ADR	SELL	-31,654	11.890026

SCHEDULE 13D

Page 8 of 8 Pages

Trade Date	ADR or Shares	Buy / Sell	Quantity	Price per Share (in BRL)
24/11/2017	BRF SA	SELL	-127,337	40.567393
27/11/2017	BRF SA	SELL	-518	39.556911
27/11/2017	BRF SA	SELL	-78,834	39.594300
27/11/2017	BRF SA	SELL	-34,279	39.594300
27/11/2017	BRF SA	SELL	-453,600	39.594300
28/11/2017	BRF SA	SELL	-519	39.978805
28/11/2017	BRF SA	SELL	-400,000	39.854373
30/11/2017	BRF SA	BUY	15,360	38.481211
30/11/2017	BRF SA	SELL	-4,421	38.897914
04/12/2017	BRF SA	SELL	-12,288	38.446683
05/12/2017	BRF SA	SELL	-2,003	38.188452